SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 8, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: 2006 Annual Report.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
March 8, 2007	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,008	77,547	18,354
Accounts receivable (note 12):
Trade	795,156	964,309	228,239
Other	97,128	65,533	15,511
Inventories	209,323	126,466	29,933
Deferred income taxes (note 9)	65,361	40,495	9,584

T o t a l current assets	1,170,976	1,274,350	301,621

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 12)	189,013	274,608	64,996
Funds in respect of employee rights upon retirement (note 6)	75,443	80,881	19,143

	264,456	355,489	84,139

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,768,895	1,747,459	413,600

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,321,167	1,247,084	295,168

DEFERRED INCOME TAXES (note 9)	86,505	76,139	18,021

T o t a l assets	4,611,999	4,700,521	1,112,549

        Date of approval of the financial statements: March 8, 2007

—————————————— David Avner Chief Executive Officer	—————————————— Emanuel Avner Chief Financial Officer	—————————————— Moshe Vidman Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 12e)	34,464	40,184	9,511
Accounts payable and accruals:
Trade	665,542	690,424	163,414
Other (note 12c)	231,480	281,403	66,604
Parent group - trade	10,513	15,830	3,747
Dividend payable	44,996	-	-

T o t a l current liabilities	986,995	1,027,841	243,276

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	665,974	272,508	64,499
Notes payable (note 5)	2,022,257	2,016,378	477,249
Liability for employee rights upon retirement (note 6)	102,238	113,380	26,836
Other liabilities (note 12e)	19,184	15,947	3,774

T o t a l long-term liabilities	2,809,653	2,418,213	572,358

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
T o t a l liabilities	3,796,648	3,446,054	815,634

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2005 and 2006 - 235,000,000 shares;
issued and outstanding -
December 31, 2005 - 152,528,288 shares and
December 31, 2006 - 154,516,217 shares	1,525	1,545	366
Capital surplus	2,388,425	2,452,682	580,516
Accumulated deficit	(1,574,599)	(1,199,760)	(283,967)

T o t a l shareholders' equity	815,351	1,254,467	296,915

	4,611,999	4,700,521	1,112,549

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,615,781	4,619,932	5,027,310	1,189,896
Equipment	524,956	503,007	579,401	137,136

	5,140,737	5,122,939	5,606,711	1,327,032
COST OF REVENUES:
Services	2,885,077	3,022,480	3,085,507	730,297
Equipment	729,937	743,872	811,760	192,133

	3,615,014	3,766,352	3,897,267	922,430

GROSS PROFIT	1,525,723	1,356,587	1,709,444	404,602
SELLING AND MARKETING EXPENSES	325,244	272,900	307,592	72,803
GENERAL AND ADMINISTRATIVE EXPENSES	181,133	180,781	183,460	43,422

OPERATING PROFIT	1,019,346	902,906	1,218,392	288,377
FINANCIAL EXPENSES, net (note 12f)	260,545	345,448	166,442	39,395

INCOME BEFORE TAXES ON INCOME	758,801	557,458	1,051,950	248,982
TAXES ON INCOME (note 9)	287,248	202,898	370,675	87,734

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	471,553	354,560	681,275	161,248
CUMULATIVE EFFECT, AT BEGINNING OF YEAR,
OF A CHANGE IN ACCOUNTING PRINCIPLES, net of tax			1,012	240

NET INCOME FOR THE YEAR	471,553	354,560	682,287	161,488

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.57	2.19	4.43	1.05
Cumulative effect	-	-	0.01	-

	2.57	2.19	4.44	1.05

Diluted:
Before cumulative effect	2.56	2.17	4.40	1.04
Cumulative effect	-	-	0.01	-

	2.56	2.17	4.41	1.04

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,389,383	161,711,125	153,633,758	153,633,758

Diluted	184,108,917	163,617,272	154,677,685	154,677,685

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
	( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,300,546	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671		25,798
Income tax benefit in respect of exercise of options
granted to employees				3,440		3,440
Employee share-based option compensation expenses				10,720		10,720
Net income					471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase
cost of NIS 17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options
granted to employees				4,820		4,820
Employee share-based option compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	-	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based option compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	-	2,452,682	(1,199,760)	1,254,467
Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2006	152,528,288	361		565,308	(372,686)	192,983
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	5		10,488		10,493
Cumulative effect, at beginning of year, of a
change in accounting principles				(240)		(240)
Employee share-based option compensation expenses				4,960		4,960
Dividend					(72,769)	(72,769)
Net income					161,488	161,488

BALANCE AT DECEMBER 31, 2006	154,516,217	366	-	580,516	(283,967)	296,915

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	471,553	354,560	682,287	161,488
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	558,222	683,503	622,434	147,322
Employee share-based option compensation expenses	10,720	10,353	20,957	4,960
Liability for employee rights upon retirement	16,302	9,430	11,142	2,637
Deferred income taxes	283,807	198,079	35,231	8,339
Income tax benefit in respect of exercise of options
granted to employees	3,440	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(10,258)	108,411	(4,646)	(1,100)
Amount carried to deferred charges		(13,820)
Capital loss (gain) on sale of fixed assets	(391)	493	274	65
Cumulative effect, at beginning of year, of a change
in accounting principles			(1,012)	(240)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(225,860)	(262,262)	(254,748)	(60,295)
Other	(13,615)	(26,970)	30,952	7,326
Increase (decrease) in accounts payable and accruals:
Trade	135,600	112,857	(58,568)	(13,862)
Other	41,613	(75,884)	49,923	11,816
Parent group - trade		10,513	5,317	1,258
Increase (decrease) in asset retirement obligations	464	(92)	1,069	253
Decrease (increase) in inventories	1,205	(107,667)	82,857	19,611

Net cash provided by operating activities	1,272,802	1,006,324	1,223,469	289,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(609,795)	(498,851)	(344,206)	(81,469)
Acquisition of optic fibers activity			(71,125)	(16,834)
Proceeds from sale of fixed assets	552	16	73	17
Purchase of additional spectrum	(53,969)	(41,542)	(27,690)	(6,554)
Payment in respect of transmission services license			(300)	(71)
Funds in respect of employee rights upon retirement	(10,404)	(6,315)	(5,438)	(1,287)

Net cash used in investing activities	(673,616)	(546,692)	(448,686)	(106,198)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease		(1,893)	(3,620)	(857)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)		(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs		1,929,223
Redemption of notes payable		(793,100)
Proceeds from exercise of stock options granted to
employees	25,798	37,153	44,332	10,493
Windfall tax benefit in respect of exercise of options
granted to employees			643	152
Dividend paid		(41,773)	(352,444)	(83,419)
Long-term bank loans received		359,000
Repayment of long-term bank loans	(624,147)	(857,004)	(390,155)	(92,344)

Net cash used in financing activities	(598,349)	(460,235)	(701,244)	(165,975)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	837	(603)	73,539	17,405
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	3,774	4,611	4,008	949

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,611	4,008	77,547	18,354

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	179,205	235,854	149,728	35,438

Advances to income tax authorities	4,900	30,840	317,099	75,053

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2004, 2005 and 2006, trade payables include NIS 103.8 million, NIS 90.3 million and NIS 201.8 million ($ 47.7 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables included NIS 13.8 million and NIS 27.7 million in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company launched its 3G network on December 1, 2004. As of April 20, 2005, the Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services. The validity of the temporary license is the later of July 31, 2007 and the awarding of a special general license for domestic fixed services to a corporation under the Company’s control.
During the year the Company paid a total amount of NIS 300,000 in respect of this license. On January 15, 2007 the license was awarded to Partner Land-Line Communication Solutions – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license. The temporary transmission services license will be converted into the special general license for domestic fixed services by July 2007. The license is for a period of 20 years.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million ($ 16.8 million) in cash. The Company purchased Med-1 transmission network to lower it’s transmission expenses and to have the ability to provide its customers with additional services. As of July 3, 2006 the transmission activity has been included in the financial results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with the FAS when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated Remaining Useful Life

Fixed assets	52,632	10 years
Customer Relationships
with Carriers	10,669	7 years
Customer Relationships
with Business Customers	7,824	5 years

	71,125

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2006 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2006 ($1 = NIS 4.225). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments are fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20 (mainly 15)
Computers, hardware and software for information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3))	6-10

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

6)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

f.	License, deferred charges and other intangible assets:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the year 2004 – NIS 8 million interest costs were capitalized to the cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized using the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2004, 2005 and 2006 totaled NIS 21,256,000, NIS 28,739,000 and NIS 26,470,000 ($ 6,265,000) (see note 12a), respectively.

The cash and cash equivalents as of December 31, 2006 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During 2004, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring was made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs were charged to “financial expenses-net”, as incurred. During the years ended December 31, 2004 and 2005, the Company factored NIS 331,611,000 and NIS 7,834,000, respectively, from long-term trade receivables.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 1.0%-3.5% of the cost of the handsets sold, see note 12c. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 115,909,000, NIS 97,651,000 and NIS 105,035,000 ($ 24,860,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 11).

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation

Prior to January 1, 2006 the Company accounted for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company disclosed pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123.

The Company adopted FAS 123R, as of January 1, 2006, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2006) have not been restated. The adoption of FAS 123R resulted in a net gain representing the cumulative effect of a change in accounting principle in an amount of approximately NIS 1 million, which reflects the net cumulative impact of estimating future forfeiture in the determination of period expense, rather that recording forfeitures when they occur as previously required.

The fair value of stock options granted with service conditions, was determined using the Black & Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Such value is recognized as an expense over the service period, net of estimated forfeitures, using the accelerated method of amortization under FAS 123R.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation (continued)

The estimation of stock awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period those estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

	Year ended December 31,
	2004	2005
	NIS
	In thousands, except per share data

Net income, as reported	471,553	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	10,122	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(29,879)	(30,978)

Pro-forma net income	451,796	331,605

Earning per share:
Basic - as reported	2.57	2.19

Basic - pro forma	2.46	2.05

Diluted - as reported	2.56	2.17

Diluted - pro-forma	2.46	2.03

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Asset retirement obligations

FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”) requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12d.

t.	Recently issued accounting pronouncements:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect that the adoption of SFAS No. 155 will have a material impact on the Company’s results of operations and financial condition.

2)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expect this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company does not expect the adoption of FIN No. 48 to have material impact on the Company’s results of operations and financial condition and disclosure.

4)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

5)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 did not result in corrections of the Company’s financial statements.

u.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,428,612	3,730,768	883,022
Computers, hardware and software for
information systems	707,776	816,027	193,143
Office furniture and equipment	38,126	38,904	9,208
Leasehold improvements	212,102	228,272	54,029
Cellular telephones - base stock	6,309	6,309	1,493
Optic fibers		60,591	14,341

	4,392,925	4,880,871	1,155,236
Less - accumulated depreciation and amortization	2,624,030	3,133,412	741,636

	1,768,895	1,747,459	413,600

The cost of communication network in the amount of approximately NIS 1,258 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 482,390,000, NIS 575,606,000 and NIS 529,560,000 ($ 125,340,000) for the periods ended December 31, 2004, 2005 and 2006, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	22,944
Computers, hardware and software for information systems	15,920	15,920	3,768

	112,859	112,859	26,712
L e s s - accumulated depreciation	83,096	87,652	20,746

Depreciated balance	29,763	25,207	5,966

c.	As to pledges on the fixed assets – see note 10.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2005	2006	2006
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,047,843	2,048,143	484,768
Less - accumulated amortization	773,079	852,474	201,769

	1,274,764	1,195,669	282,999

Customers relationship	-	18,493	4,377
Less - accumulated amortization	-	1,529	362

	-	16,964	4,015

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	16,524
Notes payable	34,265	34,265	8,110

	104,081	104,081	24,634
Less - accumulated amortization	57,678	69,630	16,480

	46,403	34,451	8,154

	1,321,167	1,247,084	295,168

License amortization expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 63,931,000, NIS 79,255,000 and NIS 79,395,000 ($ 18,792,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2004, 2005 and 2006 totaled NIS 11,901,000, NIS 28,642,000 and NIS 11,950,000 ($ 2,828,000), respectively – 2005 – includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b.

Amortization expenses on customers relationship for the year ended December 31, 2006 totaled NIS 1,529,000 ($ 362,000).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS (continued):

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2007	82,505	19,527
2008	82,505	19,527
2009	82,505	19,527
2010	82,505	19,527
2011	81,731	19,344

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on the Company’s assets.

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $11 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $161 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

a.	Status of the credit facility at December 31, 2006 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	161	67	94
Facility B	100	0	100

	261	*67	194

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2006	2005	2006
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8	337,283	181,107	42,866
In NIS - unlinked (2)	5.5	359,000	126,500	29,940

		696,283	307,607	*72,806
Less - current maturities		30,309	35,099	8,307

		665,974	272,508	64,499

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued):

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility, the Company has undertaken not to make distributions to its shareholders, including dividends, unless it complies with certain financial ratios specified in the Agreement or as otherwise agreed by the banks. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

f.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 10.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. This notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2006, the Notes closing price was 102.42 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued)

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million, which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 27 million, NIS 24 million and NIS 28 million (approximately $ 6.6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 22 million ($ 5 million) in respect of severance pay in 2007.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of Bezeq services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2004, 2005 and 2006 were approximately NIS 120,131,000, NIS 122,599,000 and NIS 114,462,000 ($ 26,900,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 31 million, NIS 47 million and NIS 55 million ($ 13 million), for the year 2004, 2005 and 2006, respectively. Under the above Regulations should the Company choose to return a frequency such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2006, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2007	170,723	40,408
2008	154,220	36,502
2009	120,463	28,512
2010	94,343	22,330
2011	78,543	18,590
2012 and thereafter	350,334	82,919

	968,626	229,261

f)	The rental expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 176 million, NIS 185 million, and NIS 198 million ($ 47 million), respectively.

4)	At December 31, 2006, the Company is committed to acquire fixed assets, for approximately NIS 249 million (approximately $ 59 million).

5)	At December 31, 2006, the Company is committed to acquire handsets for approximately NIS 164 million (approximately $ 39 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 13c.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. An amended certification motion was filed by the applicants on October 29, 2003. As of December 31, 2006 The parties have submitted their summation to the court.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. One of the respondents to the certification motion filed a motion to dismiss the documents attached to the plaintiff’s response from the court’s file (to which motion the Company concurred) and the Court granted this motion. The plaintiffs have filed a motion to grant leave to appeal this decision, which is now pending before the Supreme Court.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, two claims were filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action for alleged undue payment from calls to the land line companies. The plaintiffs maintain that the Company should stop charging its customers when the land line operator subscriber hangs up, while in fact the Company continues to charge until the initiator of the call (the Company subscriber) hangs up. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in another claim approximately NIS 53 million. At this stage, and until the claims are recognized as class actions, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

4)	In August 2006 the Company, together with the other cellular operators (hereinafter together – the petitioners), submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

In the motion it is contended that none of the relevant holders of Communication licenses in Israel can meet the time schedules provided in the Communications Law, so that all the holders of these licenses in Israel, including the petitioners, might as from September 1, 2006 unwillingly face claims of violation of the Communications Law and the license. The Company estimates that it will be ready to implement the number portability plan by the end of 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, were filed against the Company and against Bezeq – The Israeli Telecommunication Co. Ltd., Hot Cable Systems Media Ltd., Cellcom Israel Ltd., Pelephone Communications Ltd.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each customer and relate to the Company (a total of 2,626,000 customers). The claimants reserve their right to increase the amount of the lawsuit as long as the claimed violation continues.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the lawsuit is classified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	During the year 2006 and until the balance sheet date some more claims were filed against the Company in various subjects, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 143 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

7)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof..

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

8)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Since January 3, 2006 the Company has provided the local authorities with approximately 100 indemnification letters as a pre-condition for obtaining building permits, while prior to January 2006, the Company has provided the local authorities with 22 undertakings to provide such letter of indemnification.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated accurately.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

We assume, that the requirement to provide indemnification letters might require us to change locations of sites to different, less suitable locations and to dismantle some of our sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

9)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

10)	As to contingency in respect of income tax, see note 9e.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2006, the closing price per ADR on the Nasdaq – NM was $ 11.43; the Company’s shares were quoted on that date on the TASE at NIS 48.28 ($ 11.43).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2006 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,886,524 options have been exercised and 597,139 options were forfeited and 1 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2006 – 195,750 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2006 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,219,866 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2006 – 232,320 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2006 132,500 options have been exercised. As of December 31, 2006 – 224,930 options of the 2003 amended Plan remain ungranted.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2006 – 6,210,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 706,375 options have been exercised, 1,112,125 options were forfeited and 3,125 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2006 – 680,250 of the 2004 Plan remain ungranted.

After balance sheet date 300,000 options were granted to employees.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have agreed to participate in the arrangement, and relates to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2004, 2005 and 2006 and the changes therein during the years ended on those dates:

	Year ended December 31
	2004		2005		2006
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	5,340,970	19.95	8,911,305	24.12	7,066,805	25.85
Changes during the year:
Granted**	5,095,500	26.74	518,500	32.75	596,000	33.18
Exercised	(1,341,647)	17.67	(1,809,000)	19.21	(1,987,930)	22.72
Forfeited	(169,768)	21.86	(525,750)	26.44	(598,875)	27.14
Expired	(13,750)	27.35	(28,250)	21.49	(3,126)	26.73

Balance outstanding at end of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78

Balance exercisable at end of year	3,424,675	21.29	2,838,928	23.83	2,377,249	26.57

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2004, 2005 and 2006 is NIS 23.0 million, NIS 35.5 million and NIS 36.8 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2004, 2005 and 2006 is NIS 18.98, NIS 21.36 and NIS 10.82 ($ 2.56), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2004-2005 0% and 2006 – 6.14%; expected volatility of 55%, 58% and 39%, respectively; risk-free interest rate: 2004 – 4%, 2005 – 3.5%, 2006 – 5.5%; weighted average expected life: 5 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected term. The expected term is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior.

As of December 31, 2006, there was NIS 20.4 million of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding at December 31, 2006:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	3,319,000	26.74	7.9	71,491
27.35	489,606	27.35	2.8	10,248
30.73-34.63	1,069,375	33.07	9.2	16,268

	5,072,874	27.78	7.5	103,989

Options exercisable
Range of exercise prices	Number exercisable at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	1,502,500	26.74	7.9	32,364
27.35	489,606	27.35	2.8	10,248
30.73-34.63	190,250	32.48	9.0	3,006

	2,377,249	26.57	6.6	51,600

c.	Dividends

During the year 2006 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million.

On January 31, 2007, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.28 per share (approximately NIS 201 million ($48 million)) to shareholders of record on February 20, 2007. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 –34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2006, the subsidiary of the Company had carryforward losses of approximately NIS 13 million (approximately $ 3 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2005 and 2006, are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	33,566	3,321	786
Subscriber acquisition costs	31,233	33,313	7,885
Allowance for doubtful accounts	32,640	35,850	8,485
Provisions for employee rights	14,842	16,297	3,857
Depreciable fixed assets	(25,533)	(30,691)	(7,264)
Amortized license	42,074	38,838	9,192
Options granted to employees	24,331	23,243	5,501
Other	1,952	(216)	(51)

	155,105	119,955	28,391
Valuation allowance - in respect of
carryforward tax losses	(3,239)	(3,321)	(786)

	151,866	116,634	27,605

The changes in the valuation allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,555	5,694	3,239	767
Utilization during the year	(2,107)
Change during the year	(754)	(2,455)	82	19

Balance at end of year	5,694	3,239	3,321	786

During 2005 and 2006, the Company utilized approximately NIS 549 million and approximately NIS 98 million ($ 23 million) of its carryforward tax losses, respectively.

As of December 31, 2006, the Company fully realized the carryforward tax losses, except for the wholly owned subsidiary carryforward tax losses.

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	758,801	557,458	1,051,950	248,982

Theoretical tax expense	265,580	189,536	326,105	77,184
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see b above	34,521	11,442
Increase in tax as resulting from
disallowable deductions:
In respect of previous year			*20,115	4,761
For the current year	3,721	3,400	*18,156	4,297
Change in the estimated utilization period of
the tax assets		2,935	3,696	875
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(10,124)	(86)	(2,159)	(511)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(2,107)
Other	(4,343)	(4,329)	4,762	1,128

Taxes on income for the reported year	287,248	202,898	370,675	87,734

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. The Company has reasons justifying the recognition of these expenses for tax purposes, or part of them, however since at this point the level of certainty required in order to recognize these expenses does not exist, the aforementioned provision was recorded. The Company is examining the possible effects of the ruling, if any, on its results in the future.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current			315,328	74,634
Deferred, see d above	287,248	202,898	35,232	8,339
In respect of previous year - current			20,115	4,761

	287,248	202,898	370,675	87,734

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 10 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2006, the Company’s balances of liabilities in the amount of NIS 308 million ($ 73 million) under the Company’s credit facility are secured by collateral of a first ranking floating charge on all of the Company’s current or future business, property, rights and assets, other than its license (see also note 4). Under the credit facility the Company has also undertaken not to create or permit to subsist any further charges on its assets, with certain limited exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2006
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	6,806	11,614	1,358,415

Liabilities	141,660	2,214,436	919,373

Convenience translation into
dollars:
Assets	1,611	2,749	321,518

Liabilities	33,529	524,127	217,603

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
Increase (decrease) during the period:
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.2%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,500	1,100	260

Forward transactions for the
exchange of dollars into NIS	129	351	83

Embedded derivatives -
dollars into NIS	183	153	36

The derivative financial instruments are for a period of up to one year. As of December 31, 2006, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2006 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2006, is a liability of approximately NIS 21.2 million (approximately $ 5.0 million) and an asset of approximately NIS 7.5 million (approximately $ 1.8 million) (December 31, 2005 – a liability of approximately NIS 7 million and an asset of approximately NIS 5.1 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2005	2006	2006
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	35,946	58,246	13,786

*	Long-term trade receivables (including current maturities) as of December 31, 2005 and 2006 in the amount of NIS 406,072,000 and NIS 661,474,000 ($ 156,562,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (5.85% –6.60%) (2005 – 5% – 5.4%).

(b)	Allowance for doubtful accounts.

The changes in the allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	77,295	86,651	108,800	25,751
Utilization during the year	(11,900)	(6,590)	(7,236)	(1,713)
Change during the year	21,256	28,739	26,470	6,265

Balance at end of year	86,651	108,800	128,034	30,303

2)	Other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	17,653	20,497	4,851
Government institutions	51,340	11,796	2,792
Prepaid expenses	13,386	5,162	1,222
Sundry	14,749	28,078	6,646

	97,128	65,533	15,511

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Handsets	139,156	82,987	19,692
Accessories and other	44,464	25,438	6,021
Spare parts	25,703	18,041	4,270

	209,323	126,466	29,933

c.	Accounts payable and accruals - other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	81,501	106,900	25,302
Provision for vacation and recreation pay	22,827	25,873	6,124
Government institutions	38,332	71,162	16,843
Income received in advance	58,655	41,375	9,793
Accrued interest on long-term liabilities	22,654	881	209
Derivative instruments	5,138	21,201	5,018
Handsets warranty	1,064	1,763	417
Sundry	1,309	12,248	2,898

	231,480	281,403	66,604

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2004, 2005, and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	2,053	1,734	1,064	252
Product warranties issued for
new sales	2,943	2,420	2,837	671
Utilization during the year	(3,262)	(3,090)	(2,138)	(506)

Balance at end of year	1,734	1,064	1,763	417

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	6,367	7,567	8,157	1,930
Liability incurred during the year	833	682	620	146
Liability settled during the year	(271)	(751)	(618)	(146)
Accretion expenses	638	659	1,558	369

Balance at December 31,	7,567	8,157	9,717	2,299

2.	Capital lease:

	December 31
	2005	2006	2006
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	17,018	12,160	2,878
Less - deferred interest expenses	1,836	845	200

Long term lease	15,182	11,315	2,678
Less - current maturities	4,155	5,085	1,204

	11,027	6,230	1,474

The lease payments are linked to the US dollar and bear interest at the rate of 5.75%.

The lease (net of current maturities) mature in the following years after the balance sheet dates:

	December 31, 2006
	NIS	Convenience translation into U.S dollars
	NIS in thousands

Second year	4,079	965
Third year	2,151	510

	6,230	1,475

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Financial income	(3,521)	(5,934)	(4,065)	(962)
Financial expenses	203,115	214,741	137,695	32,591
Expenses relating to the
redemption of notes, note 5b		62,615
Derivative instruments	63,356	(45,492)	44,321	10,490
Exchange rate differences	(8,978)	49,839	(11,326)	(2,681)
CPI Linkage differences	2,285	69,029	(183)	(43)
Factoring costs	17,459	650
Less - capitalized interest	(13,171)

	260,545	345,448	166,442	39,395

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	471,553	354,560	681,275	161,249
Cumulative effect			1,012	239

Net income	471,553	354,560	682,287	161,488

Weighted average number of shares used
in computation of basic EPS	183,389,383	161,711,125	153,633,758	153,633,758
Add - net additional shares from assumed
exercise of employee stock options	719,534	1,906,147	1,043,927	1,043,927

Weighted average number of shares used in
computation of diluted EPS	184,108,917	163,617,272	154,677,685	154,677,685

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Purchase of fixed assets from related party	4,678

Acquisition of handsets from related
parties	380,721	180,412	158,114	37,423

Financial expenses, mainly in respect
of the Facility agreement, net	55,048	7,145

Selling commissions, maintenance and
other expenses	4,116	14,221	26,525	6,278

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

b.	Balances with related parties:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Accounts receivable trade	1,273	1,939	459

Current liabilities	58,173	17,480	4,137

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2006, the Company had given notice of its participation in 7 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: March 8, 2007